Advanced Capital Advisers, Inc.
6600 France Avenue South
Suite 275
Edina, MN 55435


August 30, 2001

VIA EDGAR TRANSMISSION


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. John Ganley

         RE:  HUDSON INVESTORS FUND, INC.
              CIK:  0000910535
              1933 Act File No. 333-64340
              1940 Act File No. 811-07956
              FORM RW - REQUEST FOR WITHDRAWAL OF INITIAL REGISTRATION STATEMENT
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Ladies and Gentlemen:

On behalf of Hudson Investors Fund, Inc. (the "Company"), this Form RW is transmitted to request withdrawal of the initial Registration Statement filed on Form N-1A on July 2, 2001 under the Securities Act of 1933 and the Investment Company Act of 1940 ("Registration Statement"). The Registration Statement (accession number 0001019687-01-500405) was filed in error as the Hudson Investors Fund is no longer operational. The new fund intended, the Wallace Growth Fund, has been filed under a separate vehicle--the "Wallace Funds" with a new CIK number, 1933 Act number and 1940 Act number. To avoid confusion, the Company respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, that the Registration Statement filing be withdrawn.

Thank you for your attention to this matter. If you have any questions regarding this filing, please feel free to contact Elaine Richards, Esq. at (414) 287-3338 or the undersigned at (952) 285-2600.

Sincerely,



/s/Theodore Toso
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Theodore Toso
President